Exhibit 99.1

Icon Energy Corp. Provides Commercial Update

Athens, Greece, April 1, 2026 (GLOBE NEWSWIRE) - Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company providing worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, provides a commercial update.

Vessel Employment

In March 2026, we entered into an agreement with a reputable dry bulk operator to charter the M/V Charlie for a period of 16 to 20 months. Subject to certain customary conditions, the new charter is expected to commence immediately upon completion of the vessel’s current charter at the end of April 2026 and to expire between August and December 2027.

Reflecting the continued support of our charterers, the vessel will remain fully utilized and continue earning hire at a floating daily hire rate linked to the Baltic Supramax Index, adding approximately $7.2 million to Icon’s estimated minimum contracted revenue.

The index-linked mechanism enables the Company to capture additional value in a strengthening market, while preserving the option to convert to a fixed daily hire rate, at a time and for a period of its choosing, thereby locking in forward earnings. Lastly, the agreement provides for compensation related to fuel cost savings derived from the vessel’s scrubber, creating multiple avenues for additional upside.

Fuel costs will be borne by the charterer, keeping the Company insulated from the direct impact of oil price volatility on its cost base, which is particularly relevant in light of recent swings in oil markets.

Fleet

We generate our revenues by chartering our vessels to regional and international dry bulk operators, commodity traders and end users, primarily on time charters (“TC”) (either index-linked or fixed rate) or voyage charters, depending on market conditions, opportunities available to us, and other strategic and tactical considerations. As of the date hereof, our fleet comprised of the following dry bulk vessels:

Charter expiration
Vessel name	Vessel type	Employment type	Earliest	Latest
Alfa	Panamax	Index-linked TC	Evergreen(1)
Bravo	Kamsarmax	Index-linked TC	Evergreen(1)
Charlie	Ultramax	Index-linked TC(2)	August 2027	December 2027

Key Performance Indicators used in this Press Release

Minimum Contracted Revenue. The amount of minimum contracted revenue is estimated by reference to the contracted period and hire rate, net of charterers’ commissions but before brokerage and commercial management commissions, and assuming no unforeseen off-hire days. For index-linked contracts, minimum contracted revenue is estimated by reference to the average of the relevant index during the 15 days preceding the calculation date.

(1) The charter continues indefinitely, subject to 3 months’ termination notice by either party
(2) In addition to the daily hire rate, we are also entitled to receive part of the fuel cost savings to be realized by the charterer through the use of the vessel’s scrubber

About Icon Energy Corp.

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities, including the conflict between the United States and Iran; risks associated with pandemics; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com